0-15850

P.E. 3-20-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 0-15850

For the month of March (March 20, 2002)

PACIFIC DUNLOP LIMITED
(Translation of registrant's name into English)

Level 41, 101 Collins Street, Melbourne, Victoria 3000, Australia
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F _X_ Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes ___ No _X_

This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

3 pages

1

NEWS RELEASE

PACIFIC DUNLOP

20 March 2002.

CHANGES TO PACIFIC DUNLOP BOARD

Pacific Dunlop today announced the resignations of Mr Ian Webber and Mr Tony Daniels from the Board effective 20 March 2002.

Mr Webber has served on the Board as a non-executive Director since 1991. Mr Daniels has been a non-executive Director since 1997 and assumed the role of Acting Chief Executive Officer from April to December 2001.

The Chairman of Pacific Dunlop, Dr Ed Tweddell, paid tribute to the contributions of both retiring Directors during their respective terms on the Board and, more particularly, during the recent period of the restructuring of the Group.

For further information,

Dr Ed Tweddell,
Chairman.
(+61 3) 9270 7270

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC DUNLOP LIMITED
(Registrant)

By: ______________________

Name: DAVID M. GRAHAM

Title: GROUP TREASURER

Date: March 20, 2002

CH01/12065626.1